Exhibit 99.5

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)

1805 - 925 West Georgia Street

Vancouver, BC V6C 3L2 CANADA

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 12, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2014.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 12, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 - 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG Toronto - FR	November 12, 2014
Frankfurt - FMV Mexico - AG

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2014. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

Keith Neumeyer, CEO and President of First Majestic, stated: “the Company's primary focus remains to be cost cutting. Unfortunately, due to the lower production in the third quarter, severance payouts and temporary lower throughput at two of our mines, our costs were modestly higher in the quarter. This trend is anticipated to reverse in the fourth quarter which will benefit from a reduced workforce and lower energy and chemical costs. Due to the fact that the silver price is dropping more quickly than costs, diligence is required to remain focused on bringing all cost structures down to 2006 levels. I’m confident that the changes currently underway in our business will allow us to produce profitable ounces in this lower metal price environment.”

THIRD Quarter 2014 FINANCIAL Highlights

•	Generated revenues of $40.8 million, a 39% decrease compared to the previous quarter primarily due to a temporary suspension of silver sales totalling 934,000 ounces.
•	Net earnings after taxes amounted to a loss of $10.5 million or earnings per share of ($0.09).
•	Adjusted earnings per share (a non-GAAP measure) of ($0.04), after excluding non-cash and non-recurring items.
•	Cash flow per share (a non-GAAP measure) of $0.08, representing a 53% decrease from the prior quarter.
•	Mine operating loss amounted to $1.8 million primarily due to a 39% decrease in revenue and 36% decrease in cost of sales primarily attributed to the suspended silver sales.
•	Total cash cost, net of by-product credits, was $10.41 per ounce, up 8% from the prior quarter primarily due to a 13% decrease in silver production during the quarter.
•	All-in sustaining cost (“AISC”) was $19.89 per payable silver ounce, up 9% from the prior quarter.
•	Average realized silver price per ounce was $19.10, a decrease of 3% compared to the prior quarter.
•	Cash and cash equivalents of $34.7 million held at the end of the quarter plus the silver held in inventory.
•	Subsequent to quarter end, the Company sold all 934,000 ounces of silver that it held over from the third quarter for an average price of $17.29 per ounce increasing the cash balance by $16.1 million.

THIRD QUARTER 2014 Highlights

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.
(3)	Net loss in the fourth quarter and year ended December 31, 2013 includes an impairment charge on goodwill and mining interests of $28.8 million and a non-cash charge of $38.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

FINANCIAL REVIEW

The Company generated revenues of $40.8 million for the third quarter of 2014, a 39% decrease compared to the previous quarter primarily due to a temporary suspension of silver sales of approximately 934,000 silver ounces to maximize profit in response to a 19% decline in the price of silver during the quarter, and a 9% decrease in total production.

Net earnings decreased to a loss of $10.5 million, or ($0.09) per share, compared to earnings of $7.6 million, or $0.06 per share in the previous quarter. After excluding non-cash and non-recurring items, adjusted net loss was $5.0 million (Adjusted EPS of $(0.04)). Adjusted net loss in the quarter was primarily due to the reduction in ounces sold following the decision to suspend silver sales. The sale of the 934,000 silver ounces will now be realized in the fourth quarter.

Mine operating earnings decreased to a loss of $1.8 million compared to earnings of $9.5 million in the previous quarter. The decrease is primarily due to the suspended sales during the quarter and lower silver prices.

Cash flows from operations before movements in working capital and income taxes in the third quarter totaled $9.0 million or $0.08 per share, compared to $19.0 million or $0.16 per share in the previous quarter. The decrease is primarily due a reduction in mine operating earnings during the quarter.

OPERATIONAL REVIEW

Total production in the third quarter was 3,523,536 silver equivalent ounces (“SEOs”), a decrease of 9% compared to the previous quarter. The lower production was primarily due to 25% decrease in production at La Encantada following a change in the production sequence and a 21% decrease in production from Del Toro caused by lower tonnage due to the decision to reconfigure the plant to process all ore through flotation, as well as seasonal disruptions due to severe weather during the Mexican rainy season which affected the La Parrilla, San Martin and Del Toro mines.

In an effort to cut costs in the low metal price environment, the Company has reduced its workforce from approximately 4,900 in January 2013 to approximately 3,800 currently. The reduction was achieved by eliminating certain management positions and cutting operational staff and contractors in an effort to reduce its workforce without impairing future growth plans. Due to severance payouts, the cost savings of these most recent layoffs will not be realized until the fourth quarter of 2014.

At La Encantada, the Company’s plan to expand the crushing and grinding area to allow for higher production levels will begin in the first quarter of 2015 and is scheduled to be completed by mid-2015. The $9.0 million investment, of which $3.4 million had been spent to-date, is estimated to increase annual production to over 5.0 million ounces of silver. The plant ramp up to 3,000 tpd is expected to occur in the second half of 2015.

In October, the Company sold all 934,000 ounces of silver that it held over from the third quarter for an average price of $17.29 per ounce representing a small gain over the closing spot price of silver on September 30, 2014.

COSTS AND CAPITAL EXPENDITURES

Cash costs per ounce in the third quarter were $10.41, an 8% increase from the previous quarter. The increase in cash costs are primarily attributed to a temporary reduction in production at La Encantada due to a change in operational sequencing which resulted in six weeks of lower grade production. This change was completed during July and August and by September higher silver grades returned.

AISC in the third quarter were $19.89 per payable silver ounce, a 9% increase from the previous quarter. Future cost savings are anticipated as the Company is negotiating with all of its suppliers and contractors to further reduce their costs from reductions made previously. Significant cost reductions are also expected to be achieved during the fourth quarter following Del Toro’s connection to the new 115kV power line which occurred on September 29, 2014 and the resulting discontinuance of the higher cost portable diesel power generators. An important area of cost savings entered into in the quarter was the signing of a new contract with a chemical supplier allowing for first deliveries commencing in September. The Company expects to consume the previous supplier’s remaining inventory during the fourth quarter and due to averaging of costs the Company anticipates savings to begin immediately, but for the full savings from the new contract to be achieved by January of 2015.

Capital expenditures in the third quarter were $29.0 million, including $8.2 million at Del Toro, $5.2 million at La Encantada, $8.9 million at La Parrilla, $3.1 million at San Martin, $3.2 million at La Guitarra and $0.4 million at La Luz. Compared to the previous quarter, capital expenditures increased 21% due to a $4.8 million increase in capital expenditures at La Parrilla, primarily for investment in new mining equipment.

CONFERENCE CALL

The Company will be holding a conference call and webcast today at 8 am PT (11 am ET). To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside Canada & USA:	1-604-638-9010
Pin Code:	3928 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.